UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 16, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acer Therapeutics Inc.

File No. 1-33004 - CF#36999

Acer Therapeutics Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form 10-Q filed on November 9, 2018.

Based on representations by Acer Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.1 through September 19, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office